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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hagerty Stewart & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

RECEIVED
FEB 28 2003
207

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 Michelson Drive, Suite 1500
(No. and Street)

Irvine	California	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA
(Name — *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 200	Encino	California	91316
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barrick A. Smart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hagerty Stewart & Associates, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVE BANERJEE
Certified Public Accountant
5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • E-mail: banerji@aol.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Hagerty, Stewart & Associates, Inc
Irvine, California

I have audited the accompanying statement of financial condition of Hagerty, Stewart & Associates, Inc. as of December 31, 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Hagerty, Stewart & Associates, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee
Certified Public Accountant
Encino, California
February 25, 2003

HAGERTY, STEWART ASSOCIATES, INC.

Statement of Financial Condition
For the year ended December 31, 2002

ASSETS

Cash and cash equivalents	$13,777
Due from clearing firm	101,630
Securities owned	20,100
Other assets	20,768
Total assets	$156,275

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$9,664
Commissions payable	28,644
Taxes payable	800
Total liabilities	39,108
STOCKHOLDERS' EQUITY:	
Common stock, no par value, 15,000,000 shares authorized, 9,033,333 shares issued and outstanding	450,000
Additional paid in capital	108,987
Accumulated deficit	(441,820)
Total stockholders' equity	117,167
Total liabilities and stockholders' equity	$156,275

The accompanying notes are an integral part of these financial statements.

HAGERTY, STEWART & ASSOCIATES, INC.

Statement of Income
For the year ended December 31, 2002

REVENUES:	
Commissions	$286,823
Commodity income	42,106
Mutual funds	5,648
Interest and dividends	13,987
Insurance/variable annuities	26,079
Other income	1,856
Total revenue	376,499
EXPENSES:	
Clearing fees	71,929
Commissions	244,986
Occupancy	4,707
Other operating expenses	71,374
Total expenses	392,996
LOSS BEFORE INCOME TAXES	(16,497)
INCOME TAX PROVISION (Note 2)	
State income taxes	800
Total income tax provision	800
NET LOSS	($17,297)

The accompanying notes are an integral part of these financial statements.

HAGERTY, STEWART & ASSOCIATES, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Equity
Beginning Balance January 1, 2002	$450,000	$108,987	($424,523)	$134,464
Net Loss			(17,297)	(17,297)
Ending Balance December 31, 2002	$450,000	$108,987	($441,820)	$117,167

The accompanying notes are an integral part of these financial statements.

HAGERTY, STEWART & ASSOCIATES, INC.

Statement of Cash Flows
For the year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	($17,297)
Adjustments to reconcile net loss to net cash provided by operating activities:	
(Increase) decrease in:	
Due from clearing firm	(23,637)
Sec owned marketable	
Other assets	14,572
Increase (decrease) in:	
Accounts payable	5,664
Commissions payable	28,644
Income taxes payable	0
Total adjustments	25,243
Net cash provided by operating activities	7,946
Increase in cash	7,946
Cash - beginning of period	5,831
Cash - end of period	$13,777
Supplemental cash flow disclosure	
Interest	$0
Income taxes	$800

The accompanying notes are an integral part of these financial statements.

HAGERTY, STEWART & ASSOCIATES, INC.

Notes to Financial Statements
December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General:

Hagerty, Stewart & Associates, Inc. (the "Company") is a registered broker dealer. The Company is a fully disclosed broker/dealer clearing all transactions through another broker dealer. The Company is registered with the Securities the National Association of Securities Dealers (NASD), National Futures Association (NFA) and the Securities Investor Protection Corporation (SIPC).

The firm does not have any fixed lease or overhead expenses and expects the continuing business from the sale of variable annuities and options to meet its current and projected obligations.

Summary of significant accounting policies:

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are on a fully-disclosed basis. Related revenues and expenses are recorded in the accounts on settlement date. Commissions earned from the sale of variable annuities are recorded when confirmation is received that the subscriptions have been accepted and, accordingly, that the company's commission income is assured. Concessions earned from mutual fund, municipal unit trust sales are recorded when the transaction occurs and the income is reasonably determined.

For purposes of the Statement of Cash Flows, cash equivalents consist of the money market accounts on deposit with the Company's clearing association, Bear Stearns. These accounts are stated at cost, which approximates market value.

The Company adopted SFAS No 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2002.

Note 2: INCOME TAXES

For the year ended December 31, 2002 the Company recorded the $800, State of California minimum tax. The company has a loss for the year ended December 31, 2002, therefore a tax provision is not required. The tax benefit is inmaterial.

Note 3: SECURITIES OWNED

Securities owned are valued at cost and are held for investment. These represent NASDAQ warrants issued to the firm.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but by December 31, 2002 the Company's:

Net capital of	76,299
Exceeded the minimum net capital requirement by	71,229
Aggregate indebtedness	39,108
The Company's ratio of aggregate indebtedness to net capital was	0.51

The above ratios are less than the 15 to 1 maximum ratio required of a Broker/Dealer.

HAGERTY, STEWART & ASSOCIATES, INC.

Statement of Net Capital
Schedule I
December 31, 2002

	Focus 12/31/02	Audit 12/31/02	Change
Stockholders' equity, December 31, 2002	$121,967	$117,167	$4,800
Total shareholders' equity	121,967	117,167	4,800
Subtract - Non allowable assets:			
Other assets	20,768	20,768	0
Tentative net capital	101,199	96,399	4,800
Haircuts:	(20,100)	(20,100)	
NET CAPITAL	$81,099	$76,299	4,800
Minimum net capital	(5,000)	(5,000)	
Excess net capital	$76,099	$71,299	$4,800
Aggregate indebtedness	0	39,108	
Ratio of aggregate indebtedness to net capital	0.00	0.51	

The difference was caused by the year end accrual of accounting fees and the State of California minimum franchise tax.

The accompanying notes are an integral part of these financial statements.

HAGERTY, STEWART & ASSOCIATES, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

A computation of net reserve requirements is not applicable to Hagerty, Stewart & Associates, Inc. as the company qualifies for exemption under Rule 15c3-3 (k) (2)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2002

Information relating to possession or control requirements is not applicable to Hagerty, Stewart & Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2)

The accompanying notes are an integral part of these financial statements.

DAVE BANERJEE
Certified Public Accountant
5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • E-mail: banerji@aol.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Hagerty, Stewart & Associates, Inc
Irvine, California

In planning and performing my audit of the financial statements of Hagerty, Stewart & Associates, Inc. for the year ended December 31, 2002, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by Hagerty, Stewart & Associates, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, that I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (B) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee
Certified Public Accountant
Encino, California
February 25, 2003